Exhibit 99.1

Niu Technologies Provides Third Quarter 2022 Sales Volume Update

BEIJING, China, Oct. 07, 2022 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provides its sales volume results for the third quarter 2022.

	3Q 2022	3Q 2021	YTD 2022	YTD 2021
China Market	263,189	392,112	592,475	782,784
International Markets	57,609	4,967	100,839	16,942
Total	320,798	397,079	693,314	799,726

In the third quarter of 2022, NIU sold 320,798 units, including e-motorcycles, e-mopeds, e-bicycles and kick-scooters, representing a 19.2% year-over-year decline. The number of units sold in China market was 263,189, a decrease of 32.9% from the corresponding period in 2021. The number of units sold in the international markets was 57,609, representing a 1059.8% year-over-year increase. If not specified, the volume is compared on a year-over-year basis instead of on a quarter-over-quarter basis due to strong seasonality in the e-scooter market.

Sales volume of China market decreased on a year-over-year basis due to a couple of reasons, including a slower-than-expected consumer sentiment recovery after COVID-related lockdowns in first tier and second tier cities, which are our major markets, and continuous pressures from high lithium-ion battery costs, which affected penetration rate of our lithium-ion battery models. However, our product mix continued to improve drastically. Premium models accounted for 85% of the total sales volume, while entry-level models accounted for only 15% in the third quarter. Despite the delay of new products launch in peak season, our new products received very positive feedback from our users. SQi is a revolutionary model which has a traditional motorcycle-like appearance while still meeting the electric bicycles standards, and the new UQi+ opens up more possibilities for customers to customize their scooters and represent their own tastes. These two new products once again demonstrated our ability and determination to develop and offer innovative products in the domestic premium market.

In international markets, sales volume of our kick-scooters reached 54,674 units, more than doubled compared to the second quarter of this year, and year-to-date sales volume surpassed 85,000 units. As we have started to offer our kick-scooters in North America and major EU countries, and have established an extensive distribution network, we expect sales of our kick-scooters will keep growing at a high speed with the coming of the holiday season. In late September, we shipped the first batch of BQi e-bikes to the U.S. We believe that a more diversified product portfolio addressing different needs of customers for urban travel will help us capture more growth opportunities, and reinforce NIU as a leading urban mobility solution provider and brand.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. NIU’s product portfolio comprises its (i) four electric scooter and motorcycle series, NQi, MQi, UQi and Gova, (ii) one kick-scooter series, KQi, (iii) one high performance motorcycle series, RQi, (iv) one hybrid motorcycle series, YQi and (v) one e-bike series, BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com